Filed Pursuant to Rule 424(b)(3)
Registration No. 333-260168
BLACKSTONE REAL ESTATE INCOME TRUST, INC.
SUPPLEMENT NO. 6 DATED SEPTEMBER 19, 2023
TO THE PROSPECTUS DATED APRIL 18, 2023

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Blackstone Real Estate Income Trust, Inc., dated April 18, 2023 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the "Company," "BREIT," "we," "us," or "our" refer to Blackstone Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:
•to provide an update to BREIT’s portfolio;
•to disclose the transaction price for each class of our common stock as of October 1, 2023;
•to disclose the calculation of our August 31, 2023 NAV per share for all share classes; and
•to provide an update on the status of our current public offering (the “Offering”).

Portfolio Update

For the month ended August 31, 2023, BREIT’s Class I NAV per share was $14.89 and Class I total return was 0.9% (not annualized).1

On July 27, 2023, the Company published its Q2 2023 Update for stockholders which is available on its website at www.breit.com. This web link is provided for convenience only, and the contents of the piece or the website are not incorporated by reference in or otherwise a part of this prospectus.

October 1, 2023 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted as of October 1, 2023 (and repurchases as of September 30, 2023) is as follows:

Transaction Price (per share)
Class S	$14.8843
Class I	$14.8938
Class T	$14.6561
Class D	$14.5622
Class C	$15.3302
The October 1 transaction price for each of our share classes is equal to such class’s NAV per share as of August 31, 2023. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.

August 31, 2023 NAV per Share
We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.breit.com and is made available on our toll-free, automated telephone line at (844) 702-1299. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. All our property investments are appraised annually by third party appraisal firms in accordance with our valuation guidelines. Transactions or events have occurred since August 31, 2023 that could have a material impact on our NAV per share, upon which our transaction price is based. We have included a breakdown of the components of total NAV and NAV per share for August 31, 2023 along with the immediately preceding month.

Our total NAV presented in the following tables includes the NAV of our Class S, Class I, Class T, Class D, and Class C common stockholders, as well as partnership interests of BREIT Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of August 31, 2023 ($ and shares in thousands):
1 BREIT’s Class D NAV per share was $14.56, Class S NAV per share was $14.88, Class T NAV per share was $14.66 and Class C NAV per share was $15.33. BREIT’s Class D total return was 0.9%, Class S total return was 0.9%, Class T total return was 0.9%, and Class C total return was 0.9% for August 2023.

Components of NAV	August 31, 2023
Investments in real estate	$114,791,305
Investments in real estate debt	8,830,219
Investments in unconsolidated entities	11,293,959
Cash and cash equivalents	2,478,685
Restricted cash	797,925
Other assets	5,706,238
Mortgage notes, term loans, and revolving credit facilities, net	(62,669,060)
Secured financings on investments in real estate debt	(4,622,434)
Subscriptions received in advance	(99,406)
Other liabilities	(4,131,081)
Accrued performance participation allocation	(247,678)
Management fee payable	(69,953)
Accrued stockholder servicing fees(1)	(17,684)
Non-controlling interests in joint ventures	(5,376,944)
Net asset value	$66,664,091
Number of outstanding shares/units	4,481,445
_____________
(1)Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of August 31, 2023, the Company has accrued under GAAP $1.0 billion of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or re-allowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of August 31, 2023 ($ and shares/units in thousands, except per share/unit data):

						Third-party
						Operating
	Class S	Class I	Class T	Class D	Class C	Partnership
NAV Per Share/Unit	Shares	Shares	Shares	Shares	Shares	Units(1)	Total
Net asset value	$22,780,943	$37,780,070	$942,006	$2,318,144	$31,204	$2,811,724	$66,664,091
Number of outstanding shares/units	1,530,530	2,536,632	64,274	159,189	2,035	188,785	4,481,445
NAV Per Share/Unit as of August 31, 2023	$14.8843	$14.8938	$14.6561	$14.5622	$15.3302	$14.8938
_____________
(1)Includes the partnership interests of BREIT Operating Partnership held by BREIT Special Limited Partner, Class B unit holders, and other BREIT Operating Partnership interests held by parties other than the Company.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the August 31, 2023 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Rental Housing	7.0%	5.5%
Industrial	7.3%	5.9%
Net Lease	7.2%	5.7%
Hospitality	9.9%	9.1%
Data Centers	7.4%	6.2%
Self Storage	7.1%	5.6%
Office	6.8%	5.3%
Retail	7.2%	6.2%

These assumptions are determined by the Adviser, and reviewed by our independent valuation advisor. In addition, the valuations for our two largest sectors (rental housing and industrial) assume high single digit net operating income growth in 2023 given our below market rents and short duration leases. A change in these assumptions or factors would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Rental
		Housing	Industrial	Net Lease	Hospitality	Data Centers	Self Storage	Office	Retail
	Hypothetical	Investment	Investment	Investment	Investment	Investment	Investment	Investment	Investment
Input	Change	Values	Values	Values	Values	Values	Values	Values	Values
Discount Rate	0.25% decrease	+1.9%	+2.0%	+1.8%	+1.7%	+1.0%	+1.9%	+1.9%	+1.9%
(weighted average)	0.25% increase	(1.9)%	(1.9)%	(1.8)%	(1.6)%	(0.7)%	(1.8)%	(1.9)%	(1.8)%
Exit Capitalization Rate	0.25% decrease	+3.0%	+3.3%	+2.7%	+1.4%	+1.2%	+2.9%	+3.5%	+2.6%
(weighted average)	0.25% increase	(2.7)%	(3.0)%	(2.4)%	(1.3)%	(1.0)%	(2.5)%	(3.2)%	(2.4)%
Our total NAV presented in the following tables includes the NAV of our Class S, Class I, Class T, and Class D common stockholders, as well as partnership interests of BREIT Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of July 31, 2023 ($ and shares in thousands):

Components of NAV	July 31, 2023
Investments in real estate	$114,987,594
Investments in real estate debt	9,073,724
Investments in unconsolidated entities	10,738,838
Cash and cash equivalents	2,550,255
Restricted cash	798,482
Other assets	5,596,542
Mortgage notes, term loans, and revolving credit facilities, net	(62,222,424)
Secured financings on investments in real estate debt	(4,656,096)
Subscriptions received in advance	(100,141)
Other liabilities	(3,984,210)
Accrued performance participation allocation	—
Management fee payable	(70,380)
Accrued stockholder servicing fees(1)	(17,780)
Non-controlling interests in joint ventures	(5,376,846)
Net asset value	$67,317,558
Number of outstanding shares/units	4,550,163
__________
(1)Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of July 31, 2023, the Company has accrued under GAAP $1.1 billion of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.
The following table provides a breakdown of our total NAV and NAV per share/unit by class as of July 31, 2023 ($ and shares/units in thousands, except per share/unit data):

						Third-party
						Operating
	Class S	Class I	Class T	Class D	Class C	Partnership
NAV Per Share/Unit	Shares	Shares	Shares	Shares	Shares	Units(1)	Total
Net asset value	$22,890,882	$38,328,996	$955,590	$2,345,801	$30,918	$2,765,371	$67,317,558
Number of outstanding shares/units	1,546,333	2,587,592	65,554	161,959	2,035	186,690	4,550,163
NAV Per Share/Unit as of July 31, 2023	$14.8033	$14.8126	$14.5772	$14.4839	$15.1895	$14.8126
____________
(1)Includes the partnership interests of BREIT Operating Partnership held by BREIT Special Limited Partnership, Class B unit holders, and other BREIT Operating Partnership interests held by parties other than the Company.

Status of our Current Public Offering

We are currently offering on a continuous basis up to $60.0 billion in shares of common stock, consisting of up to $48.0 billion in shares in our primary offering and up to $12.0 billion in shares pursuant to our distribution reinvestment plan. As of the date of this Supplement, we had issued and sold in the Offering (i) 738,091,449 shares of our common stock (consisting of 268,656,067 Class S Shares, 346,840,240 Class I Shares, 14,958,122 Class T Shares, and 107,637,020 Class D Shares) in the primary offering for total proceeds of $10.9 billion (including shares converted from operating partnership units by the Special Limited Partner) and (ii) 110,453,506 shares of our common stock (consisting of 47,680,480 Class S Shares, 49,338,672 Class I Shares, 2,488,546 Class T Shares, and 10,945,808 Class D Shares) pursuant to our distribution reinvestment plan for a total value of $1.6 billion. As of August 31, 2023, our aggregate NAV was $66.7 billion. We intend to continue selling shares in the Offering on a monthly basis.